RECEIVED
2008 APR 17 P 12:25

FOR IMMEDIATE RELEASE
March 28, 2008

08001937

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications Phone 81-3-3817-5120

SUPPL

Notice Concerning Shelf Registration for Issuance of Stock Options

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) today announced that the Company filed a shelf registration statement with the Kanto Local Finance Bureau for issuance of stock options in accordance with "the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders". This corresponds to the expiration of the period covered by the previous registration (from April 6, 2006 to April 5, 2008) submitted on March 29, 2006.

PROCESSED
APR 2 2 2008
THOMSON
FINANCIAL

Details

1. Securities Type: Stock options

2. Issue Period: Two years from the effective date of the shelf registration of stock options (from April 6, 2008 to April 5, 2010)

3. Offering Method: Rights offering to shareholders

4. Issue Amount: ¥ 800,000,000
(This is the total amount to be paid upon exercise of all stock options to be issued for the subscribers free of charge.)

Eisai resolved "the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" at the Board of Directors on February 28, 2006. This is an advance warning system for hostile takeover defense which sets forth an orderly procedure to be followed when a large-scale acquisition of the Company's shares is planned in order to allow sufficient time and information for shareholders to make appropriate judgments. If and when an acquirer does not follow the procedures, or the acquisition is inappropriate that would impair the corporate value and common interest of shareholders, the Company, in accordance with the Policy, issues new stock options to all shareholders, which the acquirer is not entitled to exercise, to dilute the voting rights of the acquirer to defend against inappropriate takeover. This shelf registration will enable the Company to flexible issue stock options by offering rights to shareholders.

dlw 4/18

FOR IMMEDIATE RELEASE

March 28, 2008

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications Phone 81-3-3817-5120

Notice Concerning Shelf Registration for Issuance of Straight Bonds

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) today announced that the Company has submitted a shelf registration statement for issuance of straight bonds to the Director-General of the Kanto Local Finance Bureau on March 28, 2008.

Details

1. Issue Amount: 200 billion yen

2. Issue Period: Two years from the effective date of the shelf registration of straight bonds (from April 6, 2008 to April 5, 2010)

3. Use of Proceeds: To be applied as operating cash, capital expenditures, investment and financing, and repayment of borrowing

Rating and Investment Information, Inc., and Moody's Investors Service today assigned preliminary rating of "AA-" and "A2", respectively, to Eisai Co., Ltd's issue rating.

END